Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 621
The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B
_ _

$61,977,189.76
Buffered Mandatory Exchangeable Notes due 2007
(Linked to Common Stock of Cisco Systems, Inc.)

This prospectus supplement relates to a total of $61,977,189.76 principal amount of the buffered mandatory exchangeable notes, which we call the “offered notes.” Of this total, $26,977,159.40 principal amount of the offered notes, which we call the “reopened notes,” is being initially offered on the date of this prospectus supplement. The remaining $35,000,030.36 principal amount of the offered notes, which we call the “original notes,” were issued on December 11, 2006, as described in the prospectus supplement no. 602, dated November 30, 2006. The issuance and sale of the reopened notes are conditioned upon our amending the original notes as described on page S-30.

We will pay you interest on the notes at a rate of 12% per annum on the 12th of each month (commencing on January 12, 2007 for the original notes and April 12, 2007 for the reopened notes) to and including the stated maturity date (which will be December 12, 2007 unless postponed due to market disruption or non-business days). In addition, we will pay you an amount at maturity based on the performance of the common stock of Cisco Systems, Inc., which we call the “index stock,” during the period from the trade date for the original notes (November 30, 2006) to the determination date (December 7, 2007, unless postponed due to market disruption events or non-trading days).

The face amount of each note is $26.926. On the stated maturity date, we will exchange each $26.926 face amount of your notes for an amount in cash equal to the cash settlement amount. The cash settlement amount for each $26.926 face amount of your notes will equal an amount in cash calculated as follows:

•	if the final index stock price (which will be the closing price of one share of the index stock on the determination date, subject to anti-dilution adjustments) is equal to or greater than the cap price of $39.716, the product of 1.275 times the face amount;

•	if the final index stock price is less than the cap price but greater than the participation price of $32.311, the sum of (i) the face amount plus (ii) the result of the final index stock price minus the participation price;

•	if the final index stock price is less than or equal to the participation price but greater than or equal to the buffer price of $29.619, the face amount; or

•	if the final index stock price is less than the buffer price, the (i) product of the face amount times the final index stock price divided by (ii) the buffer price, which amount will be less than the face amount of each note.

Even if the final index stock price is greater than the initial index stock price of $26.926, if the final index stock price is less than the buffer price of $29.619, the cash settlement amount will be less than the face amount. Depending on the performance of the index stock, you could lose all or a substantial portion of the principal of your notes. You will not participate in any upside performance of the index stock at prices below the participation price of $32.311. If the final index stock price exceeds the cap price, the maximum payment at maturity you will receive will be limited to 127.5% of the face amount of your notes.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-8.

Your investment in the notes involves certain risks.  In particular, assuming no changes in market conditions or other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. You should read “Additional Risk Factors Specific To Your Notes” on page S-3 so that you may better understand those risks. The principal of the offered notes is not protected and you could lose the entire principal amount of your notes.

Original issue dates (settlement date): for the original notes, December 11, 2006; for the reopened notes, March 22, 2007

Original issue prices: for the original notes, 100% of the aggregate face amount; for the reopened notes, 95.2350888% of the aggregate face amount initially and at varying prices after the original issue date

Net proceeds to The Goldman Sachs Group, Inc.: for the original notes, 99.90% of the aggregate face amount; for the reopened notes, 95.1850888% of the aggregate face amount

Underwriting discounts: for the original notes, 0.10% of the aggregate face amount; for the reopened notes, 0.05% of the aggregate face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. may resell a portion of the reopened notes after their original issue date at prevailing market prices at the time of sale. Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated March 8, 2007.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-8. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face Amount: each offered note will have a face amount equal to $26.926; the aggregate face amount for all the offered notes is $61,977,189.76 (2,301,760 notes)

Index stock and index stock issuer: common stock of Cisco Systems, Inc.

Principal amount: on the stated maturity date, we will exchange each $26.926 face amount of your notes for an amount in cash equal to the cash settlement amount

Cash settlement amount: an amount in cash calculated as follows:

•	if the final index stock price is equal to or greater than the cap price, the product of 1.275 times the face amount;

•	if the final index stock price is less than the cap price but greater than the participation price, the sum of (i) the face amount plus (ii) the result of the final index stock price minus the participation price;

•	if the final index stock price is less than or equal to the participation price but greater than or equal to the buffer price, the face amount; or

•	if the final index stock price is less than the buffer price, the (i) product of the face amount times the final index stock price divided by (ii) the buffer price.

Initial index stock price: $26.926 per share

Final index stock price: the closing price of one share of the index stock on the determination date, subject to anti-dilution adjustments

Cap price: $39.716

Participation price: $32.311

Buffer price: $29.619

Trade dates: for the original notes, November 30, 2006; for the reopened notes, March 8, 2007

Original issue dates (settlement dates): for the original notes, December 11, 2006; for the reopened notes, March 22, 2007

Stated maturity date: December 12, 2007, unless postponed as described under “Specific Terms of Your Notes — Cash Settlement Amount — Stated Maturity Date” on page S-9

Determination date: December 7, 2007, unless postponed as described under “Specific Terms of Your Notes — Cash Settlement Amount — Determination Date” on page S-9 and “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-9

Interest rate (coupon): 12% per annum; interest will accrue on the original notes from December 11, 2006 and on the reopened notes from March 12, 2007

Interest payment dates: monthly on the 12th of each month (commencing on January 12, 2007 for the original notes and April 12, 2007 for the reopened notes) to and including the stated maturity date; if the stated maturity date is postponed to a date later than December 12, 2007, interest on your notes will accrue only up to but excluding December 12, 2007

Regular record dates: for the interest payment dates specified above, five business days before each interest payment date

No listing: the offered notes will not be listed on any securities exchange or interdealer market quotation system

CUSIP: 38144G457

ISIN: US38144G4579

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-16

Trading day: as described on page S-16

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stock to which your notes are indexed. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Principal of Your Notes Is Not Protected

The principal of your notes is not protected. If the final index stock price is below the buffer price, you will lose some or all of the principal of your notes. Our payment to you for each of your notes on the stated maturity date will be an amount in cash equal to the cash settlement amount. Thus, you may lose your entire investment in your notes, depending on the closing price of the index stock on the determination date.

Also, the market value of your notes prior to the stated maturity date may be lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the offered notes.

You Will Lose a Portion of Your Investment If the Market Price of the Index Stock Is Below the Buffer Price, Even If the Final Index Stock Price Is Greater than the Initial Index Stock Price

You will participate in any decrease in the market price of the index stock below the buffer price. If the final index stock price is less than the buffer price, the amount you receive on the stated maturity date, if any, will be less than the face amount of your notes. Because of the formula that we will use to determine the cash settlement amount, the amount you receive on the stated maturity date may result in a lower return on your notes than you would have received had you invested in the index stock directly, depending on the final index stock price and any dividends paid on the stock.

The Potential for the Value of Your Notes to Increase Is Limited

You will not participate in any upside performance of the index stock at prices below the participation price of $32.311. In addition, the cash settlement amount that you receive on the stated maturity date for each of your notes will not exceed 127.5% of the face amount, no matter how high the market price of the index stock may rise. Therefore, your ability to participate in any rise in the market value of the index stock is limited.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of This Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly
Less than the Original Issue Prices

The market value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the market value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— We Expect Your Notes Will Not Have An Active Trading Market” below.

The Market Value of Your Notes May Be  Influenced by Many Unpredictable Factors

The following factors, many of which are beyond our control, will influence the market value of your notes:

•	the market price of the index stock;

•	the volatility (i.e., the frequency and magnitude of changes) in the market price of the index stock;

•	interest and yield rates in the market;

•	the dividend rate on the index stock;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the market segment of which the index stock is a part, and which may affect the market price of the index stock;

•	the time remaining until your notes mature; and

•	our creditworthiness.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the index stock based on its historical performance.

If the Market Price of the Index Stock  Changes, the Market Value of Your Notes  May Not Change in the Same Manner

Your notes may trade quite differently from the index stock. Changes in the market price of the index stock may not result in comparable changes in the market value of your notes. Even if the market price of the index stock equals or exceeds the cap price for your notes, the market value of your notes prior to maturity will usually be less than 127.5% of the face amount of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

We Will Not Hold Index Stock  for Your Benefit

The indenture governing your notes does not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the index stock acquired by us or them. Neither we nor our affiliates will pledge or otherwise hold shares of the index stock for your benefit in order to enable you to exchange your notes for shares under any circumstances. Consequently, in the event of our bankruptcy, insolvency or liquidation, any index stock owned by us will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You Will Not Have Any Shareholder Rights  and May Not Have Any Rights  to Receive Stock

Investing in your notes will not make you a holder of the index stock. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stock. In addition, you will have no right to receive any shares of the index stock in exchange for your notes on the stated maturity date.

Trading and Other Transactions by Goldman Sachs in the Index Stock May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under your notes by purchasing the index stock and listed or over-the-counter options or futures on the index stock or other instruments linked to the index stock. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same index stock. Any of these hedging activities may adversely affect the price of the index stock and, therefore, the market value of your notes and the value of the consideration we will deliver on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of securities transactions in which we or one or more of our affiliates may engage.

In addition, Goldman, Sachs & Co. and our other affiliates may engage in trading in the index stock or instruments whose returns are linked to the index stock for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the price of the index stock and, therefore, the market value of your notes and the value of the consideration we will deliver on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked or related to changes in the value of the index stock. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the value of the consideration we will deliver on your notes at maturity.

Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index stock that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the index stock, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuer of the index stock, including making loans to or equity investments in that company or providing advisory services to that company. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates may have published and in the future expect to publish research reports with respect to the issuer of the index stock. Any of these activities by any of our affiliates may affect the price of the index stock and, therefore, the market value of your notes and the value of the consideration we will deliver on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Notes, When Your  Notes Mature and the Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining whether and how to make anti-dilution adjustments to the final index stock price; determining the closing price of the index stock on the determination date, which we will use to determine the amount of cash we must deliver on the stated maturity date; and determining whether to postpone the determination date and the stated maturity date because of a market disruption event. See “Specific Terms of Your Notes — Anti-dilution Adjustments” and “— Special Calculation Provisions” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described above under “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above. We may change the calculation agent for your notes at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

We Are Not Responsible for Any Disclosure by the Index Stock Issuer

Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the index stock issuer contained in this prospectus supplement or in any of the index stock issuer’s publicly available information. You, as an investor in your notes, should make your own investigation into the index stock issuer.

The index stock issuer is not involved in this offering of your notes in any way and does not have any obligation of any sort with respect to your notes. Thus, the index stock issuer does not have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

We Expect Your Notes Will Not Have an Active Trading Market

Your notes will not be listed on any securities exchange or quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, we expect it will not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

You Have Limited Anti-dilution Protection

Goldman, Sachs & Co., as calculation agent for your notes, will adjust the final index stock price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the index stock issuer’s capital structure, but only in the situations we describe in “Specific Terms of Your Notes — Anti-dilution Adjustments”. The calculation agent will not be required to make an adjustment for every corporate event that may affect the index stock. For example, the calculation agent will not adjust the final index stock price for events such as an offering of the index stock for cash by the index stock issuer, a tender or exchange offer for the index stock at a premium to its then-current market price by the index stock issuer or a tender or exchange offer for less than all outstanding shares of the index stock issuer by a third party. Those events or other actions by the index stock issuer or a third party may nevertheless adversely affect the market price of the index stock and, therefore, adversely affect the value of your notes.

The Calculation Agent Can Postpone the Stated Maturity Date If a Market Disruption Event Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing with respect to the index stock, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing. As a result, the stated maturity date for your notes will also be postponed, subject to a maximum of five business days. Thus, you may not receive the cash that we are obligated to deliver, if any, on the stated maturity date until after the originally scheduled stated maturity date. Moreover, if the determination date is postponed to the last possible day and the closing price of the index stock is not available on that day because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index stock price based on its assessment, made in its sole discretion, of the market value of the index stock on that day.

No Statutory, Judicial or Administrative Authority Directly Discusses the Tax Treatment of Your Notes and Therefore the Tax Consequences of an Investment in Your Notes Are Uncertain

No statutory, judicial or administrative authority directly discusses the tax treatment of your notes, and therefore the tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified Currency:

•	U.S. dollars (“$”)

Form of Note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $26.926 or any integral multiple in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other Terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below;

•	anti-dilution provisions will apply to your notes as described under “— Anti-dilution Adjustments” below;

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below.

Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuances and sales of the notes. If you have purchased your notes in a market making transaction after either of the initial issuances and sales of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index Stock and Index Stock Issuer

In this prospectus supplement, when we refer to the index stock, we mean the common stock of Cisco Systems, Inc., and when we refer to the index stock issuer, we mean Cisco Systems, Inc., except as described under “— Anti-dilution Adjustments — Reorganization Events” and “— Anti-dilution Adjustments — Distribution Property” below.

Payment of Principal on Stated Maturity Date

On the stated maturity date, we will exchange each of your notes for an amount in cash equal to the cash settlement amount, calculated as described below based on the final index stock price, subject to anti-dilution adjustments.

The cash you receive in exchange for your notes on the stated maturity date may be less than 100% of the face amount of your notes. We describe this risk under “Additional Risk Factors Specific to Your Notes — The Principal of Your Notes Is Not Protected” above.

Cash Settlement Amount

The cash settlement amount will equal an amount in cash calculated as follows:

•	if the final index stock price is equal to or greater than the cap price, the product of 1.275 times the face amount;

•	if the final index stock price is less than the cap price but greater than the participation price, the sum of (i) the face amount plus (ii) the result of the final index stock price minus the participation price;

•	if the final index stock price is less than or equal to the participation price but greater than or equal to the buffer price, the face amount; or

•	if the final index stock price is less than the buffer price, the (i) product of the face amount times the final index stock price divided by (ii) the buffer price.

The face amount of each note equals the initial index stock price of $26.926. The cap price is $39.716, the participation price is $32.311, and the buffer price is $29.619. The final index stock price will be the closing price of one share of the index stock on the determination date. The final index stock price may be adjusted, with respect to both the amount and type of consideration, as a result of dilution events, as we describe under “— Anti-dilution Adjustments” below.

The cash we must pay in exchange for your notes on the stated maturity date, if any, represents the principal amount of your notes.

Stated Maturity Date

The stated maturity date will be December 12, 2007 unless that day is not a business day, in which case the stated maturity date will be the next following business day. If December 7, 2007 is not the determination date referred to below, however, then the stated maturity date will be postponed by the same number of business day(s) from and excluding December 7, 2007 to and including the determination date, subject to a maximum of five business days. The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on any day that would otherwise be the determination date. We describe market disruption events under “— Special Calculation Provisions” below.

Determination Date

The determination date will be December 7, 2007 unless the calculation agent determines that a market disruption event occurs or is continuing on that day or such day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than December 12, 2007 or, if December 12, 2007 is not a business day, later than the first business day after December 12, 2007.

Consequences of a Market Disruption Event

As indicated above, if a market disruption event occurs or is continuing on December 7, 2007, then the determination date will be postponed to the next trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by later than December 12, 2007 or, if December 12, 2007 is not a business day, later than the first business day after December 12, 2007.

If the determination date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the closing price of the index stock that must be used to determine the final index stock price and the cash settlement amount is not available on the last possible day, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the closing price and the final index stock price based on its assessment, made in its sole discretion, of the market value of the index stock on that last possible day.

Interest Payments

Interest will accrue on the outstanding face amount of your notes and will be calculated and paid as described in the accompanying prospectus and accompanying prospectus supplement with regard to fixed rate notes, except that the interest payment and regular record dates will be those specified in this prospectus supplement.

Interest on the original notes will accrue from December 11, 2006 and the first interest payment date for the original notes will be January 12, 2007. Interest on the reopened notes will accrue from March 12, 2007 and the first interest payment date for the reopened notes will be April 12, 2007.

If the stated maturity date does not occur on December 12, 2007, however, the interest payment date scheduled for December 12, 2007 will instead occur on the stated maturity date. Even if the interest payment rate is postponed to a date later than December 12, 2007, however, interest on your notes will accrue only up to but excluding December 12, 2007.

Anti-dilution Adjustments

The calculation agent will adjust the final index stock price as described below, but only if an event described under one of the six subsections beginning with “— Stock Splits” below occurs and only if the relevant event occurs during the period described under the applicable subsection.

The adjustments described below do not cover all events that could affect the final index stock price, such as an issuer tender or exchange offer for the index stock at a premium to its market price or a tender or exchange offer made by a third party for less than all outstanding shares of the index stock. We describe the risks relating to dilution under “Additional Risk Factors Specific to Your Notes — You Have Limited Anti-dilution Protection” above.

How Adjustments Will Be Made

In this prospectus supplement, we refer to anti-dilution adjustment of the final index stock price. If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment by taking the following steps:

•	Step One. The calculation agent will adjust the reference amount. This term refers to the amount of the index stock or other property for which the final index stock price is to be determined on the determination date. For example, if no adjustment is required, the final index stock price will be the closing price of one share of the index stock on the determination date. In that case, the reference amount will be one share of the index stock. We describe how the closing price will be determined under — “Special Calculation Provisions” below.

     If an adjustment is required because one of the dilution events described in the first five subsections below — these involve stock splits, reverse stock splits, stock dividends, other dividends and distributions and issuances of transferable rights and warrants — occurs, then the final index stock price might instead be, for example, the closing price, on the determination date, of two shares of the index stock or a half share of the index stock, depending on the event. In that example, the adjusted reference amount would be two shares of the index stock or one half share of the index stock, as applicable.

     If an adjustment is required because one of the reorganization events described under “— Reorganization Events” below — these involve events in which cash, securities or other property is distributed in respect of the index stock — occurs, then the final index stock price will be as follows, assuming there has been no prior anti-dilution adjustment: the value, on the determination date, of the property distributed in the reorganization event in respect of one share of the index stock, plus one share of the index stock if the index stock remains outstanding. In that case, the adjusted reference amount will be the property so distributed plus one share of the index stock, if applicable.

     The manner in which the calculation agent adjusts the reference amount in step one will depend on the type of dilution event requiring adjustment. These events and the nature of the required adjustments are described in the six subsections that follow.

•	Step Two. Having adjusted the reference amount in step one, the calculation agent will determine the final index stock price, which will be the closing price of one share of the index stock multiplied by the adjusted reference amount on the determination date. If a reorganization event occurs, the final index stock price will be the value of the adjusted reference amount as determined by the calculation agent in the manner described under “— Reorganization Events” below.

•	Step Three. Having determined the final index stock price in step two, the calculation agent will use this price to calculate the cash settlement amount.

If more than one event requiring adjustment of the final index stock price occurs, the calculation agent will first adjust the reference amount as described in step one above for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the reference amount for the first event, the calculation agent will repeat step one for the second event, applying the required adjustment to the reference amount as already adjusted for the first event, and so on for each event. Having adjusted the reference amount for all events, the calculation agent will then take the remaining applicable steps in the process described above, determining the final index stock price and the adjusted final index stock price using the reference amount as sequentially and cumulatively adjusted for all the relevant events. The calculation agent will make all required determinations and adjustments no later than the determination date.

The calculation agent will adjust the final index stock price for each reorganization event described under “— Reorganization Events” below. For any other dilution event described below, however, the calculation agent will not be required to adjust the final index stock price (or the market price) unless the adjustment would result in a change of at least 0.1% in the final index stock price (or the market price) that would apply without the adjustment. The final index stock price (or the market price) resulting from any adjustment will be rounded up or down, as appropriate, to the nearest ten-thousandth, with five hundred-thousandths being rounded upward — e.g., 0.12344 will be rounded down to 0.1234 and 0.12345 will be rounded up to 0.1235.

If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and The Goldman Sachs Group, Inc., relative to your notes, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

The calculation agent will make all determinations with respect to anti-dilution adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made or as to the value of any property distributed in a reorganization event, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. The calculation agent will provide information about the adjustments it makes upon written request by the holder.

In this prospectus supplement, when we say that the calculation agent will adjust the final index stock price for one or more dilution events, we mean that the calculation agent will take all the applicable steps described above with respect to those events.

Regardless of the anti-dilution adjustments that may apply to your notes, the cash settlement amount, if any, payable on your notes on the stated maturity date will not under any circumstances exceed 127.5% of the face amount.

The following six subsections describe the dilution events for which the final index stock price is to be adjusted. Each subsection describes the manner in which the calculation agent will adjust the reference amount — the first step in the adjustment process described above — for the relevant event.

Stock Splits

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth less as a result of a stock split.

If the index stock is subject to a stock split, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount — i.e., the reference amount before that adjustment — plus the product of (1) the number of new shares issued in the stock split with respect to one share of the index stock times (2) the prior reference amount. The reference amount — and thus the final index stock price — will not be adjusted, however, unless the first day on which the index stock trades without the right to receive the stock split occurs after the trade date and on or before the determination date.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth more as a result of a reverse stock split.

If the index stock is subject to a reverse stock split, then once the reverse stock split becomes effective, the calculation agent will adjust the reference amount to equal the product of the prior reference amount and the quotient of (1) the number of shares of the index stock outstanding immediately after the reverse stock split becomes effective divided by (2) the number of shares of the index stock outstanding immediately before the reverse stock split becomes effective. The reference amount — and thus the final index stock price — will not be adjusted, however, unless the reverse stock split becomes effective after the trade date and on or before the determination date.

Stock Dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding shares of its stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock dividend.

If the index stock is subject to a stock dividend, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount plus the product of (1) the number of shares issued in the stock dividend with respect to one share of the index stock times (2) the prior reference amount. The reference amount — and thus the final index stock price — will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the determination date.

The ex-dividend date for any dividend or other distribution is the first day on which the index stock trades without the right to receive that dividend or other distribution.

Other Dividends and Distributions

The reference amount will not be adjusted to reflect dividends or other distributions paid with respect to the index stock, other than:

•	stock dividends described above,

•	issuances of transferable rights and warrants as described under “— Transferable Rights and Warrants” below,

•	distributions that are spin-off events described under “— Reorganization Events” below, and extraordinary dividends described below.

A dividend or other distribution with respect to the index stock will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the index stock by an amount equal to at least 10% of the closing price of the index stock on the first trading day before the ex-dividend date.

If an extraordinary dividend occurs with respect to the index stock, the calculation agent will adjust the reference amount to equal the product of (1) the prior reference amount times (2) a fraction, the numerator of which is the closing price of the index stock on the trading day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount. The reference amount — and thus the final index stock price — will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the determination date.

The extraordinary dividend amount with respect to an extraordinary dividend for the index stock equals:

•	for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the index stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the index stock, or

•	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on the index stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the final index stock price only as described under “— Stock Dividends” above, “— Transferable Rights and Warrants” below or “— Reorganization Events” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the index stock issuer issues transferable rights or warrants to all holders of the index stock to subscribe for or purchase the index stock at an exercise price per share that is less than the closing price of the index stock on the trading day before the ex-dividend date for the issuance, then the reference amount will be adjusted by multiplying the prior reference amount by the following fraction:

•	the numerator will be the number of shares of the index stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the index stock offered for subscription or purchase under those transferable rights or warrants, and

•	the denominator will be the number of shares of the index stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the index stock that the aggregate offering price of the total number of shares of the index stock so offered for subscription or purchase would purchase at the closing price of the index stock on the trading day before that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the trading day before that ex-dividend date.

The reference amount — and thus the final index stock price — will not be adjusted, however, unless the ex-dividend date described above occurs after the trade date and on or before the determination date.

Reorganization Events

Each of the following is a reorganization event:

•	the index stock is reclassified or changed,

•	the index stock issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding index stock is exchanged for or converted into other property,

•	a statutory share exchange involving the outstanding index stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above,

•	the index stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity,

•	the index stock issuer effects a spin-off — that is, issues to all holders of the index stock equity securities of another issuer, other than as part of an event described in the four bullet points above,

•	the index stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or

•	another entity completes a tender or exchange offer for all the outstanding index stock.

Adjustments for Reorganization Events.

If a reorganization event occurs, then the calculation agent will adjust the reference amount so that it consists of each type of distribution property distributed in respect of one share of the index stock — or in respect of whatever the prior reference amount may be — in the reorganization event, taken together. We define the term “distribution property” below. For purposes of the three-step adjustment process of the final index stock price described under “— How Adjustments Will Be Made” above, the distribution property so distributed will be the adjusted reference amount described in step one, the value of that property on the determination date will be the final index stock price described in step two and the calculation agent will determine the cash settlement amount based on these items as described in step three.

Consequently, if a reorganization event occurs, we will pay the holder, for each of your notes, cash in an amount equal to the value of each type of distribution property distributed in the reorganization event in respect of the prior reference amount.

For the purpose of making an adjustment required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the determination date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If more than one type of distribution property is involved, the reference amount will be adjusted so that your notes are exchangeable for the cash value of each type of distribution property distributed in the same proportion as the value of each type bears to the total value of the distribution property distributed in respect of the prior reference amount. If a holder of the index stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion. The final index stock price shall equal the sum of the respective closing prices or other values, as adjusted for all such distribution property on the determination date.

If a reorganization event occurs and the calculation agent adjusts the reference amount to consist of the distribution property distributed in the event, as described above, the calculation agent will make further anti-dilution adjustments for later events that affect the distribution property, or any component of the distribution property, comprising the new reference amount. The calculation agent will do so to the same extent that it would make adjustments if the index stock were outstanding and were affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the reference amount, the required adjustment will be made with respect to that component, as if it alone were the reference amount.

For example, if the index stock issuer merges into another company and each share of the index stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the reference amount will be adjusted to consist of two common shares and the specified amount of cash for each share of index stock (adjusted proportionately for any partial share) comprising the reference amount before the adjustment. The calculation agent will adjust the common share component of the new reference amount to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in this subsection entitled “— Anti-dilution Adjustments” as if the common shares were the index stock. In that event, the cash component will not be adjusted but will continue to be a component of the reference amount. Consequently, the final index stock price used to calculate the adjusted payment amount will be the total value, as determined by the calculation agent on the determination date, of all components of the reference amount, with each component having been adjusted on a sequential and cumulative basis for all relevant events requiring adjustment on or before the determination date.

The calculation agent will not make any adjustment for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the trade date and on or before the determination date.

Distribution Property.  When we refer to distribution property, we mean the cash, securities and other property or assets distributed in a reorganization event in respect of one outstanding share of the index stock — or in respect of whatever the applicable reference amount may then be if any anti-dilution adjustment has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes one share of the index stock — or other applicable reference amount — in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the index stock as described above. Consequently, in this prospectus supplement, when we refer to the index stock, we mean any distribution property that is distributed in a reorganization event and comprises the adjusted reference amount. Similarly, when we refer to the index stock issuer, we mean any successor entity in a reorganization event.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest due on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent will make all determinations regarding the final index stock price, anti-dilution adjustments, market disruption events, the default amount and the amount payable on your notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that the firm named as the calculation agent in this prospectus supplement is the firm serving in that role as of the original issue date of your notes. We may change the calculation agent after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is not a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or obligated by law, regulation or executive order to close.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which the principal securities market for the index stock is open for trading.

Closing Price

The closing price for any security on any day will equal the closing sale price or last reported sale price, regular way, or Nasdaq official closing price, if applicable, for the security, on a per-share or other unit basis:

•	on the principal national securities exchange on which that security is listed for trading on that day, or

•	if that security is not listed on any national securities exchange, on the Nasdaq National Market System on that day, or

•	if that security is not quoted on the Nasdaq National Market System on that day, on any other U.S. national market system that is the primary market for the trading of that security.

If that security is not listed or traded as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.  The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two-business-day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.  For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in the index stock on its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index stock, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	the index stock does not trade on what was the primary market for the index stock, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock is traded, or on which option or futures contracts relating to the index stock are traded, will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

In this subsection about market disruption events, references to the index stock include securities that are part of any adjusted reference amount, as determined by the calculation agent in its sole discretion.

HYPOTHETICAL RETURNS ON YOUR NOTES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical final index stock prices could have on the cash settlement amount and total return on your investment in the notes, in each case, assuming all other variables remain constant. The hypothetical cash settlement amounts and total returns in the table and chart below are entirely hypothetical and do not take into account any taxes you may owe as a result of owning your notes; no one can predict what the closing price of the index stock will be on the determination date. They are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The price of the index stock has been highly volatile — meaning that the prices have changed substantially in relatively short periods — in the past and its performance cannot be predicted for the future.

For these reasons, the actual performance of the index stock over the life of the offered notes, as well as the amount of cash payable at maturity, may bear little relation to the hypothetical final index stock price shown below or to the historical prices of the index stock shown elsewhere in this prospectus supplement.

The information in the table below reflects hypothetical rates of return on a note assuming that it is purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend on the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates and volatility of the index stock. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
No market disruption event occurs
No events requiring anti-dilution adjustment occurs

In the table below, the levels in the left column represent hypothetical final index stock prices expressed as percentages of the initial index stock price. The amounts in the center and right columns represent the hypothetical cash settlement amounts and hypothetical cash settlement amounts with coupon, respectively, based on the corresponding hypothetical final index stock prices and expressed as percentages of the face amount.

Hypothetical Final		Hypothetical Cash
Index Stock Price	Hypothetical Cash	Settlement Amount
as Percentage of	Settlement Amount	Plus Coupon as
Initial Index	as Percentage of	Percentage of Face
Stock Price	Face Amount	Amount

200.0%	127.50%	139.50%
180.0%	127.50%	139.50%
150.0%	127.50%	139.50%
147.5%	127.50%	139.50%
140.0%	120.00%	132.00%
130.0%	110.00%	122.00%
120.0%	100.00%	112.00%
115.0%	100.00%	112.00%
110.0%	100.00%	112.00%
109.0%	99.09%	111.09%
100.0%	90.91%	102.91%
75.0%	68.18%	80.18%
50.0%	45.45%	57.45%
25.0%	22.73%	34.73%
0.0%	0.00%	12.00%

As illustrated in the table above, if the final index stock price is less than 110% of the initial index stock price, you may lose all or a substantial portion of the principal of your notes. In addition, even if the final index stock price exceeds 147.5% of the initial index stock price, the cash settlement amount you will receive will be capped at 127.50% of the face amount.

The hypothetical cash settlement amounts on your notes on the stated maturity date may bear little or no relationship to the actual market value of your notes on that date or at any other time, including any time you might wish to sell your notes prior to the stated maturity date. Moreover, whatever the financial return on your notes might be, it may bear little relation to — and may be much less than — the financial return that you might achieve were you to invest in the index stock directly. Among other things, the financial return on the index stock will not be reduced or capped, and could include substantial dividend payments, which you will not receive as an investor in your notes.

Moreover, an investment in the index stock is likely to have tax consequences that are different from an investment in your notes.

The following chart reflects a graphical illustration of the hypothetical cash settlement amounts (expressed as percentages of the face amount) that we would deliver to the holder of your notes on the stated maturity date, if the final index stock price (expressed as percentages of the initial index stock price) were any of the hypothetical percentages shown on the horizontal axis. The chart illustrates that any hypothetical final index stock price of less than 110% of the initial index stock price (the section left of the 110% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100% of the face amount (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of the principal. The chart also shows that the hypothetical cash settlement amount will equal the face amount if the final index stock price is between 110% and 120% of the initial index stock price. Furthermore, the chart illustrates that the maximum cash settlement amount that a holder could receive in exchange for the holder’s notes at maturity will equal 127.5% of the face amount, even if the final index stock price exceeds 147.5% of the initial index stock price (the cap price).

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

We cannot predict the actual final index stock price or the market value of your notes, nor can we predict the relationship between the closing price of the index stock and the market value of your notes at any time prior to the determination date. The actual amounts that a holder of the offered notes will receive at stated maturity and the rate of return on the offered notes will depend on the actual final index stock price determined by the calculation agent as described above. Moreover, the assumptions we make in connection with any hypothetical information in this prospectus supplement may turn out to be inaccurate. Consequently, the cash settlement amount to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock and listed or over-the-counter options on or before the trade date. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the same index stock. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of the index stock or other securities of the index stock issuer,

•	may take short positions in the index stock or other securities of the index stock issuer — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to the purchaser,

•	may take or dispose of positions in listed or over-the-counter options and other instruments based on the index stock, and/or

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the Nasdaq National Market System, the New York Stock Exchange, the American Stock Exchange or other components of the U.S. equity market.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the same index stock. These steps, which could occur on or before the determination date for your notes, are likely to involve sales of the index stock and may involve sales and/or purchases of listed or over-the-counter options, futures or other instruments based on the index stock, or listed or over-the-counter options, futures or other instruments based on indices designed to track the performance of the Nasdaq National Market System, the New York Stock Exchange, the American Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in the Index Stock May Impair the Market Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest between Your Interests in the Notes And Us” above for a discussion of these adverse effects.

INDEX STOCK ISSUER

The index stock issuer is Cisco Systems, Inc. According to publicly available information, Cisco Systems, Inc. designs, manufactures and sells networking and other products related to the communications and information technology industry and provides services associated with these products and their use.

Where Information About the Index Stock
Issuer Can Be Obtained

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under the Exchange Act are required to file and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the index stock issuer with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov.   Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number 000-18225.

Information about the index stock issuer may also be obtained from other sources such as press releases, newspaper articles and other publicly available documents.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the index stock issuer with the SEC.

We Obtained the Information About the
Index Stock Issuer from the Index Stock
Issuer’s Public Filings

This prospectus supplement relates only to your notes and will not relate to the index stock or other securities of the index stock issuer. We have derived all information about the index stock issuer in this prospectus supplement from the publicly available information referred to in the preceding subsection. We have not participated in the preparation of any of those documents or made any “due diligence” investigation or inquiry with respect to the index stock issuer in connection with the offering of your notes. We do not make any representation that any publicly available information about the index stock issuer is accurate or complete. Furthermore, we do not know whether all events occurring before the date of this prospectus supplement — including events that would affect the accuracy or completeness of the publicly available documents referred to above, the trading price of the index stock and, therefore, the cash settlement amount — have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the index stock issuer could affect the value you will receive at maturity and, therefore, the market value of your notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the index stock.

We or any of our affiliates may currently or from time to time engage in business with the index stock issuer, including making loans to or equity investments in the index stock issuer or providing advisory services to the index stock issuer, including merger and acquisition advisory services. In the course of that business, we or any of our affiliates may acquire non-public information about the index stock issuer and, in addition, one or more of our affiliates may publish research reports about the index stock issuer. As an investor in your notes, you should undertake such independent investigation of the index stock issuer as in your judgment is appropriate to make an informed decision with respect to an investment in your notes.

Historical Trading Price Information

The index stock is traded on the Nasdaq Global Select Market under the symbol “CSCO”. The following table shows the quarterly high, low, and final Nasdaq official closing prices for the index stock on the Nasdaq Global Select Market for the four calendar quarters in each of

2004, 2005 and 2006, and for the first calendar quarter in 2007, through March 8, 2007. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

You should not take historical prices of the index stock as an indication of future performance. We cannot give you any assurance that the price of the index stock will increase sufficiently for you to receive an amount in excess of, or even equal to, the face amount of your notes at maturity.

Because the payment amount on your notes is linked to the price of the index stock on the determination date and is to be determined under a formula that caps the rate of return, the principal of your notes is not protected and the rate of return on your notes may be less than that on the index stock over a comparable period. See “Additional Risk Factors Specific to Your Notes — The Principal of Your Notes Is Not Protected” above for more information about this risk.

Quarterly High, Low and Closing Prices of the Index Stock

	High	Low	Close

2004
Quarter ended March 31	$29.22	$22.12	$23.52
Quarter ended June 30	$24.82	$20.87	$23.70
Quarter ended September 30	$23.08	$17.78	$18.10
Quarter ended December 31	$19.99	$18.00	$19.30
2005
Quarter ended March 31	$19.34	$17.16	$17.89
Quarter ended June 30	$19.99	$17.02	$19.11
Quarter ended September 30	$20.17	$17.40	$17.93
Quarter ended December 31	$17.88	$16.93	$17.12
2006
Quarter ended March 31	$21.97	$17.45	$21.67
Quarter ended June 30	$21.86	$19.30	$19.53
Quarter ended September 30	$23.50	$17.24	$23.00
Quarter ended December 31	$27.63	$22.98	$27.33
2007
Quarter ending March 31, 2007 (through March 8, 2007)	$28.93	$25.30	$26.15

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law. This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of the notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a common trust fund;

•	a person that owns notes as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes;

•	a person that is a cash basis taxpayer that uses a taxable year that is not the calendar year; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize the notes for all tax purposes as a forward contract to purchase the index stock at the stated maturity date, for which payment was made on the issue date. Under the terms of your notes, you will also be required to treat your notes as if:

(1)	at the time of issuance of your notes you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your notes to assure the fulfillment of your purchase obligation described in clause (3) below, which deposit will unconditionally and irrevocably be applied at the stated maturity date to satisfy that obligation,

(2)	the payment of the stated rate of interest on your notes is compensation to you for our use of the cash deposit during the life of the notes, and

(3)	at the stated maturity date the cash deposit unconditionally and irrevocably will be applied by us in full satisfaction of your obligation under the forward purchase contract, and we will deliver to you the cash settlement amount — or, at our option, a number of shares of equivalent value of the index stock — that you are entitled to receive at that time pursuant to the terms of your notes.

Although you will be obligated to treat the payment of the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your notes, but instead will be commingled with our other assets.

Consistent with the above characterization, amounts paid to us in respect of the original issue of the notes will be treated as allocable in their entirety to the amount of the cash deposit attributable to your notes, and amounts denominated as interest that are payable with respect to your notes, if any, will be characterized as interest payable on the amount of the deposit. If your notes mature more than one year after the issue date, this interest will be includible annually in your income in accordance with your method of accounting. If your notes mature one year or less after the issue date, the special rules regarding short-term notes may apply to any interest you receive or accrue. See “United States Taxation — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

If (1) your notes are characterized as described above, (2) you are an initial purchaser of your notes who has purchased your notes at the original issue price and (3) we elect to deliver shares of the index stock at the stated maturity date, you would not recognize gain or loss on the purchase of the stock. You would have a tax basis in the index stock equal to your tax basis in your notes, less the portion of the tax basis of your notes allocable to any fractional share, as described in the next sentence, and would have a holding period in the index stock beginning on the date after the stated maturity date. You would recognize short-term capital gain or loss with respect to cash received in lieu of a fractional share, in an amount equal to the difference between the cash received and the portion of the basis of your notes allocable to the fractional share. If we deliver cash at the stated maturity date, you would generally recognize capital gain or loss equal to the difference between the amount of cash received and your tax basis in the notes and the holding period for purposes of such capital gain and loss will begin on the day following the first day you held the notes.

If your notes are characterized as described above and you purchase your notes at a price other than the adjusted issue price as determined for tax purposes, you would likely be required to allocate your purchase price for the notes between the deposit component and forward contract component of your notes. It is likely that the amount allocated to the deposit component of your notes will be equal to the principal amount of the notes. You would generally be treated upon maturity of your notes in the same manner described above with respect to initial purchasers of notes. Because the appropriate U.S. federal income tax treatment of persons who purchase interest-bearing notes at a price other than the adjusted issue price as determined for tax purposes is unclear, those persons are urged to consult their tax advisors regarding the tax consequences of their purchase of notes.

If your notes are characterized as described above, your tax basis in your notes generally would equal your cost for your notes. Upon the sale, exchange or maturity of your notes, you would recognize gain or loss equal to the difference between the amount realized on the sale, exchange or maturity and your tax basis in your notes. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss, except to the extent attributable to accrued but unpaid interest not previously included in income. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss, except to the extent attributable to accrued but unpaid interest not previously included in income. If your notes have a term of one year or less, you generally will recognize short-term capital gain or loss, except to the extent of any accrued interest that you have not included in income.

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations if your notes have a term of more than one year. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your notes — including if you receive index stock at that time — in an amount equal to the difference, if any, between the fair market value of the amount you receive at that time — which, in the case of index stock, would equal the fair market value of the index stock at the stated maturity date — and your adjusted basis in your notes. In general, your adjusted basis in your notes would equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes, in accordance with the comparable yield and the projected payment schedule for your notes, and decreased by the amount of interest payments you received with respect to your notes. Your holding period in any index stock you receive upon the maturity of your notes would begin on the day after the stated maturity date.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase notes at a price other than the adjusted issue price as determined for tax purposes.

If your notes have a term of one year or less, it is possible that the Internal Revenue Service would assert that your notes are subject to special rules that govern short-term debt instruments. If the Internal Revenue Service asserted that original notes are subject to the rules governing contingent payment debt instruments and that the reopened notes are subject to the rules governing short-term debt instruments, then your notes would not be fungible for U.S. tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. For example, the Internal Revenue Service could seek to allocate less than all the amounts you paid for an interest-bearing notes to the cash deposit described above and treat the cash deposit as a debt instrument acquired at a discount. In that case, you would be required to include such original issue discount in income as it accrues in addition to stated interest on your notes. The Internal Revenue Service could also seek to characterize your notes as a notional principal contract, or as a prepaid forward without a cash deposit component. You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

The amendment of the original notes will not be treated as a sale or exchange of the original notes for U.S. federal income tax purposes.

Backup Withholding and
Information Reporting

Please see the discussion under “United States Taxation — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by a Plan unless those offered notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Except as described under “— Amendment of the original notes” below, The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified on the front cover of this prospectus supplement. The aggregate principal amount of the original notes was purchased by Goldman, Sachs & Co. in connection with the initial offering and sale of the original notes on December 11, 2006. Goldman, Sachs & Co. intends to resell $18,899,359.40 of the reopened notes at their original issue price listed on the cover hereof, and to resell the remaining face amount of the reopened notes at prices related to prevailing market prices at the time of resale.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $36,500. For more information about the plan of distribution and possible market making activities, see “Plan of Distribution” in the accompanying prospectus.

Amendment of the original notes

The Goldman Sachs Group, Inc. expects to amend the original notes to eliminate a provision in the original notes prior to the issuance of the reopened notes. This amendment will not affect the reopened notes. If we do not amend the original notes by the expected delivery date of the reopened notes, we will not deliver the reopened notes on such date and no sale of the reopened notes will occur.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement, together with any pricing supplement, is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement
Summary Information	S-2
Additional Risk Factors Specific to Your Notes	S-3
Specific Terms Of Your Notes	S-8
Hypothetical Returns on Your Notes	S-19
Use of Proceeds and Hedging	S-22
Index Stock Issuer	S-23
Supplemental Discussion of Federal Income Tax Consequences	S-25
Employee Retirement Income Security Act	S-29
Supplemental Plan Of Distribution	S-30

Prospectus Supplement dated December 5, 2006
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$61,977,189.76

The Goldman Sachs
Group, Inc.

Buffered Mandatory Exchangeable
Notes due 2007
(Linked to Common Stock of
Cisco Systems, Inc.)

Medium Term Notes, Series B

Goldman, Sachs & Co.